Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Amendment No. 1 to the Registration Statement of Easterly Acquisition Corp. (the “Company”) on Form S-1, File No. 333-203975, of our report dated May 7, 2015, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Easterly Acquisition Corp. as of May 4, 2015 and for the period from April 29, 2015 (inception) through May 4, 2015, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

June 11, 2015